FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500 FAX (502) 633-6163

September 12, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated September 4, 2008

File No. 333-51918

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of September 4, 2008, requesting certain changes to Amendment No. 1 to Form 10-KSB ( “Amendment No. 1”) for the period ended December 31, 2007.

The company will file Amendment No. 2 to Form 10-KSB for the period ended December 31, 2007 contemporaneously with the filing of this letter.

The following changes have been made to Amendment No. 1 pursuant to the Commission’s request:

1.

“Item 8(T). Management’s Report on Internal Control Over Financial Reporting” has been revised to identify the framework used by management to evaluate the effectiveness of financial controls.  The following statement has been added to Amendment No. 2:

“For the year ended December 31, 2007, our management has relied on the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control - Integrated Framework,” issued in 1992, to evaluate the effectiveness of our internal control over financial reporting and based upon that framework management has determined that our internal control over financial reporting is effective. “

2.

The signature page accompanying Amendment No. 2 to include each capacity in which Norman L. Frohreich signed the annual report.  Additionally, Amendment No. 2 has been executed by the company’s Principal Accounting Officer.

3.

Required Company Statement.

Pursuant to the Commission’s request, the Company hereby provides the following statement acknowledging that:

•

The Company is responsible for the adequacy and accuracy of the disclosure its filings;

•

Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Matthew D. Watkins, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President

2